Exhibit 99.4

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
AND LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 20061

                The Bank’s interest requirements on all subordinated notes and debentures, and liabilities for preferred shares and capital trust securities after adjustment for new issues and retirement, amounted to $547 million for the 12 months ended October 31, 2006. The Bank reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes of $6,066 million for the 12 months ended October 31, 2006, which was 11.1 times the Bank’s interest requirements. On an adjusted earnings basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $5,071 million, which was 9.3 times its interest requirements.

1The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note”, net of tax, from reported earnings. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relates to the TD Banknorth Inc. (TD Banknorth) acquisition in March 2005, the acquisition of Hudson United Bancorp by TD Banknorth and the Canada Trust acquisition in fiscal 2000. Previously, the Bank described adjusted earnings as earnings before the amortization of intangibles and items of note. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms are not defined terms under GAAP, and therefore may not be comparable to similar terms used by other issuers. Please see page 6 of the Bank’s Fourth Quarter 2006 News Release for a reconciliation between the Bank’s adjusted earnings and its reported results.